December 23, 2025

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
1 World Trade Center, 57th Floor
New York, New York 10007

       Re: Masterworks Vault 10, LLC
           Amendment No. 10 to Offering Statement on Form 1-A
           Filed December 4, 2025
           File No. 024-12323
Dear Joshua Goldstein:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2025 letter.

Amendment No. 10 to Offering Statement on Form 1-A
Incorporation of Certain Information by Reference, page v

1.     In your January 31, 2025 response to comment 5 from our December 23,
2024
       comment letter, you said you would include a balance sheet as of the end of the preceding fiscal year in future Forms 1-SA. However, your Forms 1-SA filed on
       September 26, 2025 did not include the aforementioned balance sheet. Please revise these Forms 1-SA to include a balance sheet as of the end of the preceding fiscal year
       (i.e., December 31, 2024). Refer to Item 3(a) of Form 1-SA.
 December 23, 2025
Page 2
Unaudited Historical and Pro Forma Financial Statements, page F-1

2. Please update your filing to include historical interim financial statements in accordance with paragraphs (b)(3)(ii) and(b)(5) in Part F/S of Form 1-A. Additionally,
       please update your pro forma financial statements accordingly.

      Please contact Scott Stringer at 202-551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-
551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services